UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File No. 333-201017

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

RIVERVIEW FINANCIAL CORPORATION 401(K) RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

RIVERVIEW FINANCIAL CORPORATION

3901 North Front Street

Harrisburg, PA 17110

Riverview Financial Corporation 401(k) Retirement Plan

Financial Statements and Supplementary Schedule

Years ended December 31, 2017 and 2016

Report of Independent Registered Public Accounting Firm

Plan Participants and Plan Administrator

Riverview Financial Corporation 401(k) Retirement Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Riverview Financial Corporation 401(k) Retirement Plan (the “Plan”) as of December 31, 2017 and 2016, and the related statement of changes in net assets available for benefits for the year ended December 31, 2017, and the related notes (collectively, the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the year ended December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying Schedule H, Line 4i—schedule of assets (held at end of year) as of December 31, 2017, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Kronick Kalada Berdy & Co., P.C.

We have served as the Plan’s auditor since 2018.

Kingston, Pennsylvania

June 28, 2018

Riverview Financial Corporation 401(k) Retirement Plan

Statements of Net Assets Available for Benefits

	December 31,
	2017	2016
Assets:
Noninterest bearing cash	$285,444	$3,115

Investments, at fair value:
Mutual funds	16,521,998	3,270,566
Riverview Financial Corporation common stock	1,132,965	290,940
Common collective trusts	1,394,806	1,148,310
Money market	39,705	4,625

Total investments, at fair value	19,089,474	4,714,441

Receivables:
Notes receivable from participants	323,172	84,639

Total assets	19,698,090	4,802,195
Liabilities:
Due to broker	285,435	3,115

Net assets available for benefits	$19,412,655	$4,799,080

See accompanying notes to the financial statements.

Riverview Financial Corporation 401(k) Retirement Plan

Statements of Changes in Net Assets Available for Benefits

Year ended December 31, 2017
Additions:
Contributions:
Participants	$580,917
Employer	321,317
Rollover	482,061

Total contributions	1,384,295
Net appreciation in fair value of investments	303,066
Interest and dividends	348,442
Asset transfer into plan	12,770,738

Total additions	14,806,541

Benefits paid to participants	181,835
Administrative expenses	11,131

Total deductions	192,966

Net increase	14,613,575
Net assets available for benefits:
Beginning of year	4,799,080

End of year	$19,412,655

See accompanying notes to the financial statements.

Riverview Financial Corporation 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2017 and 2016

1. Description of Plan

The following description of the Riverview Financial Corporation 401(k) Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions. Copies are available from the Human Resource department of Riverview Bank.

General

The Plan is a defined contribution plan covering all employees of Riverview Financial Corporation (“Riverview”) with the exception of certain nonresident aliens who have no earned income from sources within the United States and leased employees. Employees are eligible to participate in the plan provided they satisfy the following eligibility conditions:

•	Attainment of age 18.

•	Completion of six consecutive months from the date of employment during which the employee must complete 500 hours of service.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants can elect to defer a portion of their compensation as a contribution to their 401(k) accounts in an amount ranging from 0% to 80% of their compensation, as defined, on a pretax basis, after-tax basis, Roth basis, or a combination subject to Internal Revenue Service (IRS) limitations. Participants who are over the age of 50 can elect to make catch-up contributions, subject to Internal Revenue Code limitations. Additionally, participants may contribute or rollover amounts representing distributions from other qualified plans.

The Company makes a safe harbor match contribution each payroll period in an amount equal to 100% of the amount contributed by the participant up to 4%. Participant contributions in excess of 4% of their compensation are not matched. Participants are eligible to receive this match only if they are making 401(k) contributions. The contributions are held in a safe harbor matching contribution account.

The Company also, at its discretion, may make an annual profit sharing contribution based on the Company’s financial performance. The allocation of the profit sharing contribution is based on each eligible participant’s compensation in proportion to the compensation received by all eligible participants during the plan year.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Company’s safe-harbor match, discretionary profit sharing, and transitionary contributions (when applicable), and an allocation of Plan earnings or losses (including unrealized appreciation or depreciation of Plan assets). Participant accounts are charged with an allocation of administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions as well as the safe-harbor match contributions made by the Company. Vesting in the Company profit sharing contributions is based on years of service. Under a graded vesting schedule, a participant is 100% vested after five years of credited service.

Riverview Financial Corporation 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2017 and 2016

Notes Receivable from Participants

Participants may borrow from their vested account balance a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of their vested account balance. A participant may have only one loan at a time. Interest rates are established based on the prime rate plus 1%. All loans are collateralized by the participants’ vested account balance in the Plan and are repaid through payroll deductions.

Notes receivable are measured at their unpaid principal balances plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon terms of the Plan document.

Administrative Costs

Certain expenses of maintaining the Plan are paid by the Plan, unless otherwise paid by the Company. Expenses that are paid by the Company are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses. Investment related expenses are included in net appreciation of fair value of investments.

Forfeited Accounts

As of December 31, 2017 and 2016, forfeited employer matching non-vested accounts amounted to $197 and $7,263 respectively. The forfeited balances of terminated participants’ non-vested accounts from the profit sharing account are reallocated to eligible participants along with the profit sharing contribution for the plan year.

Payment of Benefits

Upon termination of service, a participant will receive a lump-sum amount if the total of their vested account balance does not exceed $1,000. If the vested account balance exceeds $1,000, the assets will generally continue to be held in the Plan until the participants’ normal or early retirement date. However, terminated participants may elect to receive their vested account balance at any time. Upon death, permanent disability, or retirement, a participant or beneficiary may elect to receive a lump-sum payment.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Investment Valuation

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Trustees of the Plan determine the Plan’s valuation policies utilizing information provided by the investment advisors and custodians. See Note 3 for discussion of fair value measurements.

Investment Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes Plan’s gains and losses on investments bought and sold as well as held during the year.

Riverview Financial Corporation 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2017 and 2016

Investment Fees

Net investment returns reflect certain fees paid by the investment funds to their affiliated investment advisors, transfer agents, and others as further described in each fund prospectus or other published documents. These fees are deducted prior to allocation of the Plan’s investment earnings activity and are not separately identifiable as an expense.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2017 or 2016.

Payment of Benefits

Benefit payments to participants are recorded when paid.

Subsequent Events

The Plan has evaluated the effects of events that have occurred subsequent to December 31, 2017, through the filing date of this Form 11-K and have identified no subsequent events.

3. Fair Value Measurements

The framework for measuring fair value provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1) and the lowest priority to unobservable inputs (level 3). The three levels of the fair value hierarchy are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the asset or liability; inputs which are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used during the years ended December 31, 2017 and 2016.

Mutual funds: Valued at the closing price reported on the active market on which the individual funds are traded.

Riverview Financial Corporation Common Stock: The fair market value of the stock is based on the average of the reported closing price of the stock during the fourteen days preceding the date of the grant but only for those days that had recorded trades.

Riverview Financial Corporation 401(k) Retirement Plan

Notes to Financial Statements

December 31, 2017 and 2016

Common collective trusts: The Plan uses net asset value of the shares held in the common collective trusts as a practical expedient for determining fair value. Each collective trust provides for daily redemptions by the Plan at reported net asset values per share, with no advance notice requirement and no unfunded commitments. Participants are generally able to change investment options on a daily basis without restrictions.

Money market: The Plan’s fair value for the money market fund is based on the net asset value practical expedient. The money market fund invests in short term U.S government securities and in repurchase agreements collateralized by U.S. government securities. The money market fund provides for daily redemptions, with no advance notice requirement and no unfunded commitments.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2017 and 2016.

	Assets at fair value as of December 31, 2017
Description	Level 1	Level 2	Level 3	Total
Mutual funds	$16,521,998	$—	$—	$16,521,998
Common stock	1,132,965	—	—	1,132,965
Common collective trusts measured at net asset value (1)	—	—	—	1,394,806
Money market measured at net asset value (1)	—	—	—	39,705

Investments at fair value	$17,654,963	$—	$—	$19,089,474

	Assets at fair value as of December 31, 2016
Description	Level 1	Level 2	Level 3	Total
Mutual funds	$3,270,566	$—	$—	$3,270,566
Common stock	290,940	—	—	290,940
Common collective trusts measured at net asset value (1)	—	—	—	1,148,310
Money market measured at net asset value (1)	—	—	—	4,625

Investments at fair value	$3,561,506	$—	$—	$4,714,441

(1)	In accordance with FASB ASC Subtopic 820-10, an investment measured at fair value using the net asset value per share practical expedient has not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

4. Related Party Transactions

At December 31, 2017 and 2016, the Plan held investments totaling $1,132,965 and $290,940 respectively, in shares of common stock of the Company. Dividend income on Company stock totaled $16,069 and $10,280 for the years ended December 31, 2017 and 2016, respectively. Total shares at December 31, 2017 and 2016 equaled 86,157 and 25,081, respectively.

Shares held in the Riverview Financial Common Stock Fund may be sold at any time at the participant’s discretion at the current market price of the Riverview Financial Corporation common stock listed under the symbol “RIVE” on the OTCQX.

Certain administrative functions of the plan are performed by officers or employees of the Company. No such officer or employee receives compensation from the Plan.

5. Transfer of Assets

In 2017, the Plan was amended to include the accounts of all participants of a newly acquired company, CBT Bank. The transfer is recorded in the statement of changes in net assets available for benefits as a transfer to this Plan in the amount of $12,770,738.

6. Income Tax Status

The Plan has been operating under a determination letter from the IRS dated March 31, 2014, stating that the Plan and the related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed, and is currently being operated, in compliance with the applicable requirements of the IRC and, therefore, believe that the Plan is qualified, and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2014.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

Supplemental Schedule

Riverview Financial Corporation 401(k) Retirement Plan

EIN 38-3917371, Plan 001

Schedule H, Line 4(i)—

Schedule of Assets (Held at End of Year)

December 31, 2017

(a)	(b) Identity of Issue, borrower, lessor or similar party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Vanguard Target Retirement 2030	Mutual Fund	$3,465,500
	Vanguard Target Retirement 2020	Mutual Fund	2,394,791
	Vanguard Target Retirement 2025	Mutual Fund	2,339,925
	Vanguard Target Retirement 2040	Mutual Fund	1,400,395
	Vanguard 500 Index Admiral	Mutual Fund	1,016,951
	Vanguard Target Retirement Income	Mutual Fund	950,062
	Vanguard Mid Cap Index Admiral	Mutual Fund	741,798
	T. Rowe Price Growth Stock I	Mutual Fund	718,779
	American Beacon Large Cap Value	Mutual Fund	555,828
	Metropolitan West Total Return Bond	Mutual Fund	546,373
	Vanguard Target Retirement 2060	Mutual Fund	472,447
	DFA U.S. Small Cap Value Portfolio	Mutual Fund	422,871
	Vanguard Target Retirement 2045	Mutual Fund	390,041
	Vanguard Target Retirement 2015	Mutual Fund	324,922
	American Funds Euro Pacific Growth	Mutual Fund	322,385
	Vanguard Target Retirement 2050	Mutual Fund	268,521
	Vanguard Target Retirement 2055	Mutual Fund	96,942
	Vanguard Target Retirement 2035	Mutual Fund	93,467
	Mellon Stable Value Fund Class M	Common Collective Trust	906,139
	MetLife GAC Series 25053	Common Collective Trust	488,667
*	Riverview Financial Corporation	Common Stock	1,132,965
	Federated Government Obligations	Money market	39,705
*	Participant Loans	Interest rates from 4.25% to 5.25%, maturities vary, account balances are pledged as collateral	323,172

			$19,412,646

*	A party-in-interest, as defined by ERISA.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Riverview Financial Corporation 401(k) Retirement Plan trustees have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Riverview Financial Corporation 401(k) Retirement Plan

Date: June 28, 2018	By:	/s/ Kirk D. Fox
Kirk D. Fox
Chief Executive Officer

Date: June 28, 2018	By:	/s/ Scott A. Seasock
Scott A. Seasock
Chief Financial Officer

INDEX TO EXHIBITS

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm